EXHIBIT 99.3


                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23       A Publicly Listed Company       NIRE. 35300010230



                        MEETING OF THE BOARD OF DIRECTORS
                                  OF MAY 2 2005


              On May 2 2005, at 2:30 p.m., with the legal quorum present, the Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A., met at the company's head office, under the chairmanship of Dr. Olavo Egydio Setubal for the purpose of examining the first quarter 2005 financial statements, on which the Fiscal Council has already opined favorably pursuant to article 163, VI of Law 6404/76.

              After due examination of the said documentation, the Directors unanimously approved the financial statements for the first quarter 2005, authorizing publication through their release to the Brazilian Security and Exchange Commission (Comissao de Valores Mobiliarios) and the Stock Exchanges.

              All items on the agenda having been concluded, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. Sao Paulo-SP, May 2 2005. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Henri Penchas, Jose Vilarasau Salat, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors.




                                           ALFREDO EGYDIO SETUBAL
                                         Investor Relations Officer